Contact

www.linkedin.com/in/kasunic
(LinkedIn)

Top Skills

Investments
Finance
Valuation

Languages

French

Cullen Kasunic

Energy Efficiency and Renewable Energy Finance Leader
New York, New York, United States

Summary

Unlocking new cleantech asset classes with finance

Media:
https://cleancapital.com/2021/08/experts-only-podcast-96-with-energy-efficiency-expert-cullen-kasunic/
https://climatenow.com/net-zero-cities-event-series/
https://www.washingtonpost.com/climate-solutions/2021/11/03/ithaca-new-york-decarbonize-electrify/
https://www.commercialsearch.com/news/greening-an-entire-city-the-ithaca-model/
https://aap.cornell.edu/news-events/donnel-baird-cullen-kasunic-blocpower

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Experience

BlocPower

4 years 2 months

Project Finance Officer

August 2022 - Present (8 months)
New York, United States

Head of Project Finance for the company.
Lead all project finance activities: source, negotiate, and maintain finance facilities. Manage team of analysts and associates. Develop financial products. Work closely with the business development and service delivery teams to see that projects get sold, built, and are profitable.

Chief Financial Officer / Head Of Project Finance

February 2019 - August 2022 (3 years 7 months)
Greater New York City Area

Executive responsible for all finance related issues for the company.
Lead the establishment, operation and expansion of company project finance platforms.
Integrate financing into the fabric of the company through engagement with sales and software teams.

PSEG
Solar Loan Underwriter (Project Finance and Large Commercial)
March 2017 - February 2019 (2 years)
Greater New York City Area

Contract position with the PSE&G Solar Loan team to perform credit review, underwrite, and structure primarily project financed large commercial DG solar transactions. Request and receive documentation, review financials, propose deal structures, develop term sheets, consider/mitigate risks, prepare credit recommendations, and secure approvals. Transactions range from 150kW to over 4MW. Loan clients include major retail, real estate, and logistics companies, with projects originated by leading national and regional solar developers.

Kasunic Consulting
Principal Consultant (Project Finance/Product Development)
February 2014 - February 2019 (5 years 1 month)
Greater New York City Area

Project finance and product development consulting practice focused on investors and growing businesses in renewable energy, efficiency, and clean technology.
Clients have included:
• Generate Capital: Evaluated investments in energy storage, solar thermal, biomass, car charging and multifamily energy efficiency for a $300M infrastructure company specializing in project finance driven Energy, Food, and Water investments.
• Sealed: Developed a unique project finance structure to allow single family homeowners to pay-as-they-save for basic home energy efficiency improvements such as insulation and air sealing. Secured first $5M for this brand new asset class.
• FertileMind Capital: Performed investment valuations on wind, solar, and hydro assets owned by utilities, including TransAlta, Alterra, and Atlantic Power. Compared the utilities' green energy infrastructure to their fossil fuel assets.
• Other Projects: Assisted numerous solar and wind developers to understand tax equity financing. Built data and analysis systems for a leading solar installer in NYC. Created energy plans for a budding vertical farming company.

Bright Power, Inc.
Product Manager
July 2015 - March 2017 (1 year 9 months)

Manage the strategic direction of Bright Power's energy and financial analysis software products, including Energy Scorecards. Conceive, design, and prototype new analysis tools. Responsible for proactive outreach throughout the company, and central point of contact for new feature requests. Tasked with conceptualizing new directions for product development company-wide. Reports to VP of software development, with broad interaction company-wide.

United Wind
VP Analysis, Finance & Product; Co-founder
October 2009 - February 2014 (4 years 5 months)

Lead the creation of financial and technical products for premier distributed wind lease developer. Oversee the project evaluation process, taking into account system cost, wind resource, finance terms, and customer price. Manage the sourcing, structuring, and analysis of project finance. Design, construct, operate and improve United Wind's custom wind energy and financial analysis tools. Directly manage two project finance analysts, a UI designer, a software developer, and external software consultants..

- Instrumental in securing tax equity funding for company, and developing tax credit driven finance models, through collaboration with groups including Novogradac, Wilson Sonsini, and Round Rock, plus alumni of SolarCity and SunEdison
- Formed internal project finance analysis department: built systems, defined processes, and hired staff. Interfaced directly with: tax and sponsor equity providers; construction and long term debt; technology providers and strategic partners; government policy and permitting entities; customers, EPCs and system installers.
- Led the creation and commercialization of proprietary distributed wind resource assessment methodology, Wind Analytics. Coordinated the activities of key technical experts, including atmospheric scientists, wind engineers and software developers.
- Conceived and specified full product designs and features. Oversaw the development of software products using ESRI web services, Microsoft .NET, and Silverlight technologies

United Wind was formed from a merger between Wind Products and Talco in 2013.

Ecovative Design
Business Consultant
January 2009 - May 2009 (5 months)

Helped develop a customer base and refine offerings for this start-up company focused on creating sustainable product solutions from organically grown foam-like materials. As of late 2012 Ecovative has reached $500k per year revenue, has been featured in major media such as the New Yorker, and developed enterprise supplier arrangements with numerous large companies including Sealed Air and Steelcase.

Specific responsibilities included:
- Identify new market areas
- Refine product positioning
- Set up sales support systems such as forecasts, contact databases, and order management systems
- Provide input on transition of company technologies into products

Broad Innovation Technology
Advisor
May 2008 - May 2009 (1 year 1 month)

Mulitfaceted role at a Chinese IT services company with major clients, including SinoPec and Bank of China.

I was responsible for planning and advising the company as they looked to establish a US location. The end goal is to develop business with US clients. I led the process to identify the right market and location, understand how to present themselves in the US, and how to find their first customers.

Pitney Bowes Software
Sales Consultant - Education and Public Sector
January 2004 - February 2007 (3 years 2 months)

Took on sole responsibility for the Education sector of MapInfo Corporation, a global NASDAQ company that provides location intelligence software, maps, data and services. (MapInfo Corporation was later acquired by Pitney Bowes for $408m and became Pitney Bowes Software)

Responsibilities include:

- Brought custom GIS projects to the company, then to completion
- Collaborated in scoping and design of custom developed spatial software applications
- Creatively applied and advanced product offerings into new market areas
- Drove revenue through independent sales activities, channel partner management, and field sales support. Personally closed $400,000 in annual sales while exploring new product areas, and coordinating team operations

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Education

Rensselaer Polytechnic Institute - The Lally School of Management
MBA, Technology Entrepreneurship · (2007 - 2009)

Rensselaer Polytechnic Institute
MBA, Technology Entrepreneurship · (2007 - 2009)

University at Albany, SUNY
BA, Geography/Urban Planning · (1998 - 2002)